NEWS RELEASE

BROOKFIELD COMPLETES C$150 MILLION
PREFERRED SHARE ISSUE

NEW YORK, October 22, 2004 — Brookfield Properties Corporation (BPO: NYSE/TSX) today announced the completion of its previously-announced Class AAA Series K preference share issue in the amount of C$150 million.

Brookfield issued 6 million Class AAA Preference Shares, Series K, at a price of C$25 per share with a yield of 5.2% per annum. The net proceeds will be utilized for general corporate purposes including the repayment of existing floating-rate preferred shares and debt. The Series K Preference Shares will commence trading on the Toronto Stock Exchange on October 22, 2004 under the symbol BPO.PR.K.

* * * * * * * * * * * *

Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 47 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Contacts:

Melissa Coley	Craig Laurie
Vice President, Investor Relations and	Senior Vice President
Communications	Chief Financial Officer
Brookfield Properties Corporation	Brookfield Properties Corporation
Tel: 212-417-7215	Tel: 212-417-7040
Fax: 212-417-7262	Fax: 212-417-7262
Email: mcoley@brookfieldproperties.com	Email: claurie@brookfieldproperties.com

Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.